UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. n/a)*

National American University Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

63245Q105

(CUSIP Number)

January 17, 2018

(Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63245Q105		SCHEDULE 13G

1.	Names of Reporting Persons Camden Partners III SPV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,199,449

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,199,449

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,199,449

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 9.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 63245Q105		SCHEDULE 13G

1.	Names of Reporting Persons Camden Partners III SPV, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,199,449

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,199,449

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,199,449

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 9.0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 63245Q105		SCHEDULE 13G

1.	Names of Reporting Persons J. Todd Sherman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,199,449

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,199,449

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,199,449

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 9.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 63245Q105		SCHEDULE 13G

1.	Names of Reporting Persons David L. Warnock

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,199,449

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,199,449

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,199,449

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 9.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 63245Q105	SCHEDULE 13G

Item 1(a)               Name of Issuer:

National American University Holdings, Inc. (the “Issuer”)

Item 1(b)               Address of Issuer’s Principal Executive Offices:

5301 Mt. Rushmore Road

Rapid City, South Dakota 57701

Item 2(a)               Names of Persons Filing:

This Schedule 13G is being jointly filed by and on behalf of each of Camden Partners III SPV, L.P., a Delaware limited partnership (“Camden Partners”), Camden Partners III SPV, LLC, a Delaware limited liability company and the general partner of Camden Partners (“Camden GP”), J. Todd Sherman, a manager of Camden GP (“Sherman”), and David L. Warnock, a manager of Camden GP (“Warnock”).

Camden Partners, Camden Partners GP, Sherman and Warnock are collectively referred to herein as the “Reporting Persons.” Camden Partners is the direct beneficial owner of the securities covered by this statement.

Camden Partners GP, as the general partner of Camden Partners, and Sherman and Warnock, as the managers of the Camden Partners GP, each may be deemed to beneficially own securities held directly by Camden Partners.

The Reporting Persons have entered into a Joint Filing Agreement, dated January 22, 2018, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Item 2(b)               Address or principal business office or, if none, residence:

The address for each of the Reporting Persons is:

c/o Camden Partners Holdings, LLC

500 East Pratt Street

Suite 1200

Baltimore, Maryland 21202

Item 2(c)               Citizenship:

Camden Partners – Delaware

CUSIP No. 63245Q105	SCHEDULE 13G

Camden Partners GP – Delaware

Sherman – United States

Warnock – United States

Item 2(d)               Title of class of securities:

Common Stock, par value $0.0001 per share (“Common Stock”)

Item 2(e)               CUSIP No.:

63245Q105

Item 3.                   If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.                   Ownership:

For each Reporting Person:

(a)           Amount beneficially owned: 2,199,449 shares of Common Stock

(b)           Percent of class: 9.0%

(c)           Number of shares as to which the person has:

(i)            Sole power to vote or to direct the vote: 0

(ii)           Shared power to vote or to direct the vote: 2,199,449

(iii)          Sole power to dispose or to direct the disposition of: 0

(iv)          Shared power to dispose or to direct the disposition of: 2,199,449

The percentages used in this Schedule 13G are calculated based upon the Issuer’s 24,310,482 issued and outstanding shares of Common Stock as of December 28, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 5, 2018.

Camden Partners GP, as the general partner of Camden Partners, and Sherman and Warnock, as the managers of the Camden Partners GP, each may be deemed to beneficially own securities held directly by Camden Partners.

CUSIP No. 63245Q105	SCHEDULE 13G

Item 5.                   Ownership of 5 Percent or Less of a Class:

Not applicable.

Item 6.                   Ownership of More than 5 Percent on Behalf of Another Person:

Not applicable.

Item 7.                   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.                   Identification and Classification of Members of the Group:

Not applicable.

Item 9.                   Notice of Dissolution of Group:

Not applicable.

Item 10.                 Certifications:

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2018	Camden Partners III SPV, L.P.

	By:	Camden Partners III SPV, LLC
	Its:	General Partner

	By:	/s/ J. Todd Sherman
Name: J. Todd Sherman
Title: Manager

Camden Partners III SPV, LLC

	By:	/s/ J. Todd Sherman
Name: J. Todd Sherman
Title: Manager

/s/ J. Todd Sherman
J. Todd Sherman

/s/ J. Todd Sherman
J. Todd Sherman, as Attorney-in-Fact for David L. Warnock

CUSIP No. 63245Q105	SCHEDULE 13G

EXHIBIT INDEX

Exhibit  1             Joint Filing Agreement, dated as of January 22, 2018, by and among Camden Partners III SPV, L.P., Camden Partners III SPV, LLC, J. Todd Sherman and David L. Warnock, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.